EXHIBIT 6(d)

, 2009

BlackRock California Municipal Income Trust

100 Bellevue Parkway

Wilmington, Delaware 19809

Re:	Investment Advisory Fee Waiver

BlackRock Advisors, LLC (the “Advisor”) and BlackRock California Municipal Income Trust (the “Trust”), a closed-end management investment company registered under the Investment Company Act of 1940, entered into an Investment Management Agreement, dated as of September 29, 2006 (the “Advisory Agreement”), pursuant to which the Advisor agreed to furnish investment advisory services to the Trust on the terms and subject to the conditions of the Advisory Agreement.

The Advisory Agreement provides, among other things, that the Trust will pay to the Advisor as full compensation for all investment advisory services rendered by the Advisor to the Trust under the Advisory Agreement a monthly fee in arrears at an annual rate equal to 0.60% of the average weekly value of the Trust’s Managed Assets (as defined in the Advisory Agreement) (such fee being referred to herein as the “Investment Advisory Fee”). In addition, the Advisor has voluntarily agreed to waive a portion of the Investment Advisory Fee payable by the Trust as a percentage of average weekly Managed Assets as follows: 0.10% through July 31, 2009 and 0.05% through July 31, 2010 (the “Waiver”).

If any of the reorganizations of BlackRock California Municipal Income Trust II, BlackRock California Insured Municipal Income Trust, BlackRock California Municipal Bond Trust or BlackRock California Investment Quality Municipal Trust Inc. into the Trust (collectively, the “Reorganizations”) is approved, the Advisor will reduce the Investment Advisory Fee by 2 basis points to 0.58% of the Trust’s average weekly Managed Assets.

In addition, for the period from the effective date of any of the Reorganizations through December 31, 2009, and for the twelve month periods ending December 31 in each indicated year during the term of the Advisory Agreement (including any continuation thereof in accordance with Section 15 of the Investment Company Act of 1940, as amended), the Advisor will waive a portion of the Investment Advisory Fee in the amount determined by applying the following waivers to the average weekly value of the Trust’s Managed Assets:

Period Ending December 31	Waiver
2009	.10%
2010	.05%
2011	.03%
2012	.01%

The Advisor intends to cease waiving a portion of the Investment Advisory Fee upon the earlier of (a) December 31, 2012 or (b) termination of the Advisory Agreement.

The Advisor understands that you intend to disclose this undertaking in your Registration Statement on Form N-14 and the prospectus included therein. This letter confirms that you may rely on such undertaking for purposes of making disclosure in your Registration Statement and prospectus and authorizes you to offset the appropriate amount of the waived payments described herein against the Investment Advisory Fee.

Please acknowledge the foregoing by signing the enclosed copy of this letter in the space provided below and returning the executed copy to the Advisor. This letter may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart. For purposes of this letter, facsimile signatures shall be deemed originals.

Sincerely,

BLACKROCK ADVISORS, LLC

By:
Name:
Title:

Accepted and agreed to as of the

first date written above:

BLACKROCK CALIFORNIA MUNICIPAL INCOME TRUST

By:
Name:
Title:

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